UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

DigitalGlobe, Inc.

File No. 333-150235 - CF#21954

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DigitalGlobe, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 14, 2008, as amended.

Based on representations by DigitalGlobe, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through October 11, 2011
Exhibit 10.2	through October 11, 2011
Exhibit 10.3	through April 1, 2013
Exhibit 10.4	through April 29, 2014
Exhibit 10.5	through April 29, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel